# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Electra Battery Materials Corp, CIK 0001907184
CUSIP: 28474P706
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 133 Richmond Street West, Suite 602, Toronto, Ontario Canada (A6), M5H 2L3
Date of event which requires filing of this statement: 10/22/2025
Filed by CIK 0001257391
Persons authorized to receive notices and communications: Gina Scianni, Whitebox Advisors LLC, 3033 Excelsior Boulevard, Suite 500, Minneapolis, Minnesota (MN), 55416, (917) 828-2238

## Reporting persons
- WHITEBOX ADVISORS LLC (CIK 0001257391): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,271,572; sole dispositive power 0; shared dispositive power 9,271,572; aggregate amount beneficially owned 9,271,572 (9.9% of the class)
  Comment: (1) Shared voting and dispositive power does not include an aggregate of 50,808,465 Common Shares (as defined herein) obtainable upon the exercise of the Warrants (as defined herein) owned by the Reporting Person, which are subject to the Beneficial Ownership Blockers (as defined herein).
  
  (2) Percent of class is calculated based on 93,652,239 Common Shares outstanding as of October 22, 2025, as disclosed on exhibit 99.8 to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission (the "SEC") on October 24, 2025.
- WHITEBOX GENERAL PARTNER LLC (CIK 0001650272): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,271,572; sole dispositive power 0; shared dispositive power 9,271,572; aggregate amount beneficially owned 9,271,572 (9.9% of the class)
  Comment: (1) Shared voting and dispositive power does not include an aggregate of 50,808,465 Common Shares obtainable upon the exercise of the Warrants owned by the Reporting Person, which are subject to the Beneficial Ownership Blockers.
  
  (2) Percent of class is calculated based on 93,652,239 Common Shares outstanding as of October 22, 2025, as disclosed on exhibit 99.8 to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the SEC on October 24, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Electra Battery Materials Corp
Address of issuer's principal executive offices: 133 Richmond Street West, Suite 602, Toronto, Ontario Canada (A6), M5H 2L3
Comment: This Amendment No. 3 (the "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons on July 24, 2025 (as amended and supplemented by Amendment No. 1 and Amendment No. 2, the "Original Schedule 13D") with respect to the Common Shares. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Original Schedule 13D is hereby amended and supplemented by including the information set forth in Item 4 of this Amendment.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is amended and supplemented as follows:

On October 21, 2025, the Consenting Convertible Noteholders entered into Amendment No. 2 to the Transaction Support Agreement ("Amendment No. 2") to extend the outside date to close the Transactions to October 23, 2025.

On October 22, 2025 (the "Closing Date"), the Consenting Convertible Noteholders consummated the transactions contemplated by the Transaction Support Agreement (as amended by the TSA Amendment and Amendment No. 2). The Closing Date constituted the Transaction Effective Date for purposes of the Transaction Support Agreement (as amended by the TSA Amendment and Amendment No. 2) and, as a result, the Transaction Support Agreement (as amended by the TSA Amendment and Amendment No. 2) terminated in accordance with its terms on the Closing Date.

Concurrently with the consummation of the transactions listed below on the Closing Date, any "group" that may be deemed to have existed between the Reporting Persons and any of the other Named Holders has been terminated.

Exchange Agreement

On the Closing Date, the Whitebox Funds entered into an Exchange Agreement with the Issuer and its various subsidiaries (the "Exchange Agreement") pursuant to which the Whitebox Funds completed the following transactions:
- The Whitebox Funds exchanged US$19,139,000 aggregate principal amount of Equitized Notes and US$12,760,000 aggregate principal amount of Rolled Notes for an aggregate 8,974,607 Common Shares, 28,884,464 warrants to purchase Common Shares at an exercise price of $1.25 per Common Share (the "October 2025 Warrants"), 21,920,001 pre-funded warrants to purchase Common Shares at an exercise price of $0.000001 per Common Share (the "Pre-Funded Warrants" and, together with the October 2025 Warrants, the "Warrants") and US$14,588,748.72 aggregate principal amount of New Term Loan having the terms set forth in the Credit Agreement (as defined below).
- The Whitebox Funds forfeited for cancellation all of the outstanding November Warrants and February Warrants previously held by the Whitebox Funds.
- The Whitebox Funds and the Issuer entered into the Registration Rights Agreement (as defined below).

As a result of these transactions, none of the Whitebox Funds beneficially owns any Notes, November Warrants or February Warrants. Concurrently with the closing of the transactions above, the Issuer completed the New Equity Offering. The Whitebox Funds were not required to fund their backstop commitments as part of the New Equity Offering.

October 2025 Warrants

The October 2025 Warrants are governed by the Warrant Indenture, dated the Closing Date (the "October 2025 Warrant Indenture"), between the Issuer and TSX Trust Company, as warrant agent. Each October 2025 Warrant entitles the holder to purchase one Common Share at an exercise price of US$1.25 per Common Share. The number of Common Shares that may be purchase and the exercise price per Common Share are subject to customary anti-dilution adjustments as set forth in the October 2025 Warrant Indenture. No October 2025 Warrants may be exercised prior to December 21, 2025, the date 60 days after the issuance of the October 2025 Warrants. The Whitebox Funds have elected to be subject to the beneficial ownership limitations set forth in the October 2025 Warrant Indenture. As a result, no Whitebox Fund may exercise any October 2025 Warrant to the extent the beneficial ownership of such Whitebox Fund (and certain persons whose ownership is attributable to the Whitebox Funds under the October 2025 Warrant Indenture) would exceed 9.9% of the Common Shares outstanding after giving effect to such exercise.

Pre-Funded Warrants

Each Pre-Funded Warrant is exercisable by the holder to acquire one Common Share at an exercise price of US$0.000001 per Common Share, subject to customary anti-dilution adjustments as set forth in the Pre-Funded Warrants, for an indefinite period without expiry. The Pre-Funded Warrants include mandatory beneficial ownership limitations. As a result, no Whitebox Fund may exercise any Pre-Funded Warrant to the extent the beneficial ownership of such Whitebox Fund (and certain persons whose ownership is attributable to the Whitebox Funds under the Pre-Funded Warrant) would exceed 9.9% of the Common Shares outstanding after giving effect to such exercise (such limitation on exercise, together with the limitation on exercise in the October 2025 Warrants, the "Beneficial Ownership Blockers").

Credit and Guaranty Agreement

On the Closing Date, the Consenting Convertible Noteholders entered into a Credit and Guaranty Agreement (the "Credit Agreement") with the Issuer, the subsidiary guarantors, GLAS USA LLC, as administrative agent, and GLAS Trust Company LLC, as collateral agent, which governs the New Term Loans. The New Term Loans mature three years following the Closing Date and bear interest at a rate of 8.99% per annum, payable in cash, or, at the Issuer's option, 11.125% per annum, payable in kind. The New Term Loans are guaranteed by each of the Issuer's subsidiaries and secured by a first-priority security interest on substantially all of the Issuer's assets and the assets and equity of each of the Issuer's subsidiaries. The Credit Agreement contains customary events of default and basic positive and negative covenants, including a minimum liquidity covenant requiring the Issuer to maintain at all times at least US$15.0 million of liquidity. The minimum liquidity covenant is subject to step-down in certain circumstances described in the Credit Agreement.

Amended and Restated Royalty Agreement

On the Closing Date, each of the Whitebox Funds amended and restated its existing royalty agreement with the Issuer (such agreement, the "Amended and Restated Royalty Agreement") to (i) extend the length of the existing royalty rights to expire seven years following the commencement of commercial production by the Issuer and (ii) increase the cumulative cap for royalty payments to the Whitebox Funds to US$5.0 million.

Registration Rights Agreement

On the Closing Date, each of the Consenting Convertible Noteholders entered into that certain Registration Rights Agreement with the Issuer (the "Registration Rights Agreement"). Under the terms of the Registration Rights Agreement, the Consenting Convertible Noteholders have the right to cause the Issuer, at the Issuer's expense, to register for resale under applicable U.S. securities laws all Common Shares (including any Common Shares issuable upon exercise of the Warrants) and the October 2025 Warrants held or beneficially owned by any of the Consenting Convertible Noteholders.

Bridge Notes Repayment and Termination of Board Nomination Agreement

On the Closing Date, the Issuer completed the New Equity Offering and used the proceeds to, among other things, repay all outstanding indebtedness, including accrued but unpaid interest, on the Bridge Notes issued to the Reporting Persons in connection with the signing of the Transaction Support Agreement.

Concurrently with the completion of the transactions described in this Amendment, the Board Nomination Agreement (and the rights of the Consenting Convertible Noteholders to appoint any member of the Board) terminated.

The foregoing descriptions of Amendment No. 2 to the Transaction Support Agreement, the Exchange Agreement, the October 2025 Warrant Indenture, the Credit Agreement, the form of Amended and Restated Royalty Agreement, the Registration Rights Agreement and the form of Pre-Funded Warrant are summaries only, do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, copies of which are attached as Exhibits 14 through 20 and are incorporated herein by reference.

The Reporting Persons intend to continue to review their investment in the Issuer on a continuing basis and, depending on the market and other conditions, may transact in the Common Shares, Warrants or other derivatives in the open market, in privately negotiated transactions or otherwise. After the consummation of the transactions described in this Amendment and the termination of any "group" that may have existed between the Reporting Persons and any of the other Named Holders, the Reporting Persons may again be deemed to hold the Common Shares without the purpose or effect of changing or influencing the control of the Issuer nor in connection with or as a participant in any transaction having that purpose or effect. Accordingly, once this Amendment is filed, the Reporting Persons expect to switch back to Schedule 13G for purposes of reporting their beneficial ownership of the Common Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Original Schedule 13D is hereby amended and supplemented by including the information set forth in Item 4 of this Amendment.

Each of the Reporting Persons is deemed to be the beneficial owner of 9,271,572 Common Shares, as a result of Whitebox Funds' ownership of 9,271,572 Common Shares. This amount excludes an aggregate of 50,808,465 Common Shares obtainable upon the exercise of the Warrants owned by the Reporting Person, which are subject to the Beneficial Ownership Blockers.

Each of the Reporting Persons is deemed to beneficially own approximately 9.9% of Common Shares outstanding. Percent of class is calculated based on 93,652,239 Common Shares outstanding as of October 22, 2025, as disclosed on exhibit 99.8 to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the SEC on October 24, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Original Schedule 13D is hereby amended and supplemented by including the information set forth in Item 4 of this Amendment.

The information contained in rows 7, 8, 9 and 10 on the cover page of this Amendment is incorporated herein by reference in its entirety.
Transactions in the class effected during the past sixty days: Except as described in Item 4 of this Amendment, the Reporting Persons have not effected transactions in the Common Shares since the filing of Amendment No. 2 on September 18, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Original Schedule 13D is hereby amended and supplemented by including the information set forth in Item 4 of this Amendment.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit 14 - Amendment No. 2 to Transaction Support Agreement, dated October 21, 2025 (incorporated by reference to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the SEC on October 24, 2025)

Exhibit 15 - Exchange Agreement, dated October 22, 2025 (incorporated by reference to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the SEC on October 24, 2025)

Exhibit 16 - Credit and Guaranty Agreement, dated October 22, 2025 (incorporated by reference to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the SEC on October 24, 2025)

Exhibit 17 - Form of Amended and Restated Royalty Agreement, dated October 22, 2025 (incorporated by reference to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the SEC on October 24, 2025)

Exhibit 18 - Registration Rights Agreement, dated October 22, 2025 (incorporated by reference to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the SEC on October 24, 2025)

Exhibit 19 - Warrant Indenture, dated October 22, 2025 (incorporated by reference to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the SEC on October 24, 2025)

Exhibit 20 - Form of Pre-Funded Warrant (incorporated by reference to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the SEC on October 24, 2025)

## Signatures
- WHITEBOX ADVISORS LLC: /s/ Gina Scianni, Gina Scianni, Associate General Counsel & Deputy Chief Compliance Officer (10/24/2025)
- WHITEBOX GENERAL PARTNER LLC: /s/ Gina Scianni, Gina Scianni, Authorized Signatory (10/24/2025)